celebrating our sesquicentennial The First National Bank of Wellsborough Circa 1880 Over the past 150 years Citizens & Northern Bank, a subsidiary of Citizens & Northern Corporation, has withstood wars, a depression, recessions, fires, floods, robbery and periods of intense and rapid change. C&N was established during pioneer times and against the backdrop of the Civil War. From a single office in Wellsboro to 26 full service offices in eight counties and two states, C&N remains an excellent example of community banking at its best. 150 years of service to our local communities. 150 years of dedication to our clients. 2013 annual highlights

Reaching a milestone in our long, rich history

2014 marks the 150th anniversary of Citizens & Northern Bank, a subsidiary of Citizens & Northern Corporation. One of the earliest national banks in the United States, Citizens & Northern has weathered the storms of war and depression, and has celebrated with the community during times of prosperity.

Founded as the First National Bank of Wellsborough, Citizens & Northern has grown to 26 offices in eight counties and two states.

Throughout this year's Annual Highlights you will find glances of important dates in our journey over the past 150 years.

As we look back, we can't help but be excited for the next 150 years and the challenges that lie ahead.

CITIZENS & NORTHERN BANK
150 YEARS 1864-2014

1863



Chester Robinson



J.L. Robinson



William Bache

Wellsboro businessmen Chester and John Robinson, along with William Bache, are concerned that Wellsboro cannot prosper without its own bank. They raise $50,000 as seed money to get the bank started.

Our Corporate Profile Citizens & Northern Bank is a bank holding company with assets of approximately $1.2 billion and is headquartered in Wellsboro, PA. Banking services are provided by its subsidiary, Citizens & Northern Bank, from 26 banking offices in Bradford, Cameron, Lycoming, McKean, Potter, Sullivan and Tioga Counties in Pennsylvania and Steuben County in New York. Investment products are offered through C&N Investment Services and insurance products are offered through C&N Financial Services Corp. Trust services are offered by Citizens & Northern Bank through the C&N Trust and Financial Management Group. Citizens & Northern Corporation stock trades on the NASDAQ Capital Market Securities under the symbol CZNC. Citizens & Northern Corporation officers include: Charles H. Updegraff, Jr., chairman, president and CEO Mark A. Hughes, treasurer Jessica R. Brown, corporate secretary 1864 With the Civil War as a background, on Feb. 27, 1864, Chester and John Robinson, William Bache and five other Wellsboro businessmen signed the Articles of Association for the newly-formed First National Bank of Wellsborough. (1)

A Message From Our Chairman, President and CEO Charles H. Updegraff, Jr. I am pleased to report that 2013 was another financially strong year for Citizens & Northern Corporation. Net income for the year was $18,594,000 compared with $22,705,000 for 2012, a decline of 18.11%. Return on average assets (ROAA) was 1.50%, return on average equity (ROAE) was 10.25% and earnings per share were $1.51 basic and $1.50 diluted. While these financial results are lower than the past two years, net income for 2013 was the third highest in company history and C&N’s performance remains near the top of its peer group. While earnings remained strong, there were a number of factors that negatively impacted earnings. First and foremost, the Federal Reserve Bank’s desire to keep interest rates low resulted in margin compression as reflected by a 9.35% reduction of net interest income. Secondly, the loan loss provision for 2013 increased $1,759,000 as the bank established an allowance of $1,522,000 on loans to one commercial customer. Finally, the bank incurred additional professional fees expense of $1,048,000 as the result of two consulting engagements. One engagement sought out recommendations for potential increases in revenues, mainly related to service charges on deposit accounts. The other engagement related to debit card operations and electronic funds processing. Reductions in electronic funds processing expenses are expected to be realized over approximately the next five years. With future non-interest income being threatened by current legislation, management felt it prudent to undertake these engagements to protect future revenue streams. Even with the significant increase in consulting fees the bank still maintained an excellent efficiency ratio of 53.27%. Our balance sheet remained relatively flat with a modest reduction in assets of 3.82%. Net loans outstanding decreased by 6.12%. The reduction in outstanding loans includes a reduction in residential mortgage loans on the balance sheet, as the bank continued to generate a significant number of residential real estate mortgages that were sold in the secondary market instead of being placed in portfolio. Continued Page 3 1864 With the issuance of the 328th National Bank Charter by the United States on March 21, 1864, the First National Bank of Wellsborough was officially formed. On the left is the original First National Bank building. (2)

A Message From Our President

Continued from Page 2

More specifically, the outstanding balance of mortgage loans sold with servicing retained increased $45,323,000 or 45.04%. Outstanding commercial loans decreased $26,176,000, reflecting an extremely competitive marketplace and fairly weak economic conditions. In this challenging environment we experienced pay-offs of several large commercial loans in 2013, as we made a conscious decision to maintain a balanced approach to loan terms and conditions that will benefit the bank in the long-term. With portfolio loans dropping and an historically low interest rate environment that provided a lack of prudent investment alternatives offering a commensurate return for the assumed interest rate and credit risk, the bank was less aggressive with its deposit pricing. While this decision was a contributing factor to the 5.32% drop in deposits and repo sweep account balances, it was also a factor in slowing the decline of our net interest margin as a result of the aforementioned margin compression.

C&N's capital ratios substantially exceed the regulatory definition of "well capitalized". Our challenge remains discovering opportunities to leverage this excess capital while enhancing shareholder value.

In last year's message I announced a bank-wide "Superior Customer Service" initiative. I am pleased to announce that the initiative is well under way. All bank employees have received some level of training with front-line sales personnel receiving more intensive training. The training will allow our employees to deepen and broaden relationships with current and prospective customers. When we deliver a superior customer service experience we will bring value to the customer and we will have created a stronger bond with our clients.

In addition to the substantial investment in training over the past year we have begun to hire additional lenders to increase the "boots on the ground" to assist in growing our loan portfolio. During the fourth quarter of 2013 we hired a sales manager to assist in coaching and driving our lending team's loan production.

1864

On May 17, 1864, the First National Bank of Wellsborough opened for business. The first day nine residents deposited a total of $5,030.80. One of the bank's founders, William Bache, is the first president of the new financial institution.

C&N's capital ratios substantially exceed the regulatory definition of "well capitalized". Our challenge remains discovering opportunities to leverage this excess capital while enhancing shareholder value.

We are optimistic that we can grow loan production along with adding value to our customers.

Another significant investment that C&N made during 2013 was to remain compliant and to prepare for a myriad of new regulations. The bank is in the process of replacing or retro-fitting all of our ATM's to be compliant with the latest changes stemming from the Americans with Disabilities Act. Extensive time and resources have been expended to prepare for compliance with the Qualified Mortgage "QM" rules that became effective January 10, 2014. The rules and regulations promulgated as a result of the Dodd-Frank legislation places additional stress on bank earnings with the potential for restricting credit and slowing the process for credit-worthy customers. Our lending team is working hard to address the new requirements as efficiently as possible.

Trust Assets Under Management were $796,115,000 at year-end, an increase of 12.46%. Trust and brokerage income for the year was $4,871,000, or 4.80% higher than the prior year. We continue to feel that there are significant opportunities to grow assets under management and fee income within our geographic footprint.

We are energized by the challenges we face, and with teamwork we are confident that we can adapt to the changes that are rapidly occurring within the financial services industry. We solicit your continued support, and welcome your feedback as we work daily to enhance shareholder value.



(3)

Five Year Comparison


2013 $18,594
2012 $22,705
2011 $23,368
2010 $19,055
($39,335) 2009

NET INCOME in thousands


2013 1.00
2012 0.84
2011 0.58
2010 0.39
2009 0.72

CASH DIVIDENDS DECLARED PER SHARE


2013 $954,516
2012 $1,006,106
2011 $1,018,206
2010 $1,004,348
2009 $926,789

DEPOSITS in thousands


2013 $644,303
2012 $683,910
2011 $708,315
2010 $730,411
2009 $721,011

GROSS LOANS in thousands


2013 $1,237,695
2012 $1,286,907
2011 $1,323,735
2010 $1,316,588
2009 $1,321,795

TOTAL ASSETS in thousands


2013 $179,472
2012 $182,786
2011 $167,385
2010 $138,944
2009 $152,410

TOTAL SHAREHOLDERS' EQUITY in thousands

1873

On October 23, 1873, a massive fire destroyed the entire business block in Wellsboro, including the First National Bank. The bank lost $100,000 in the blaze. That fire was followed by an even more severe fire on April 1, 1874. Businesses and homes between Crafton and Walnut Streets in Wellsboro were leveled.





(4)

Mergers, Acquisitions, New Branches 1897 The First National Bank of Wellsborough takes over the assets of Wellsboro National Bank 1961 Tioga Branch Opens 1964 The bank purchases assets of Farmers National Bank of Liberty, the Pattison National Bank of Elkland and the First National Bank of Knoxville. The bank’s name is changed to Northern National Bank and Trust Company 1971 Northern National Bank and Trust Company of Wellsboro and Citizens National Bank of Towanda merge, forming Citizens & Northern Bank. 1971 Monroeton office opens 1972 C&N merges with the First National Bank of Ralston 1977 C&N merges with Sullivan County National Bank 1984 C&N merges with Farmers National Bank of Athens 1990 C&N merges with the First National Bank of East Smithfield 1998 Mansfield branch opens 2000 Muncy branch opens 2004 The Williamsport Court Street and South Williamsport branches open 2005 Jersey Shore branch opens 2005 Citizens & Northern Corp. and Canisteo Valley Corp. merge 2006 Old Lycoming branch opens 2007 C&N merges with Citizens Bancorp., Inc. 1874 On Sept. 16, 1874, the bank suffered massive losses following an infamous robbery that captured the imagination of local residents. A group of professional burglars, masked and armed with lanterns and pistols, forced the bank’s cashier to open the vault. The burglars fled with $30,000 in negotiable bonds, $10,000 in registered bonds and $20,000 in non-negotiable securities. (5)

Quarterly Share Data Trades of the Corporation’s stock are executed through various brokers who maintain a market in the Corporation’s stock. The Corporation’s stock is listed on NASDAQ Capital Market Securities with the trading symbol CZNC. The following tables show the approximate high and low sales price of the common stock during 2013 and 2012. 2013 High Low Dividend per Quarter First Quarter $20.00 $18.65 $0.25 Second Quarter $20.46 $18.51 $0.25 Third Quarter $21.45 $19.08 $0.25 Fourth Quarter $21.00 $19.37 $0.25 2012 High Low Dividend per Quarter First Quarter $22.48 $18.12 $0.18 Second Quarter $20.69 $16.79 $0.20 Third Quarter $20.80 $17.78 $0.22 Fourth Quarter $20.25 $17.51 $0.24 1875 Having outgrown its original building, a two-story brick building is built and the bank moves to the corner of Main and Crafton Streets. All bank personnel moved into the building in 1876 and continued to The second National Bank building work from there for the next 45 years. (6)

Common Stock and Per Share Data

(Per common share)

	2013	2012	2011	2010	2009
Basic earnings per share	$1.51	$1.86	$1.92	$1.45	$(4.40)
Diluted earnings per share	1.50	1.85	1.92	1.45	(4.40)
Cash dividends per share	1.00	0.84	0.58	0.39	0.72
Book value per share at period end	14.49	14.89	13.77	11.43	10.46
Tangible book value at period end	13.51	13.91	12.77	10.42	9.43
Weighted average common shares outstanding - basic	12,352,383	12,235,748	12,162,045	12,131,039	9,271,869
Weighted average common shares outstanding - diluted	12,382,790	12,260,208	12,166,768	12,131,039	9,271,869

Balance sheet at year-end (in thousands)

	2013	2012	2011	2010	2009
Available-for-sale securities	482,658	472,577	481,685	443,956	396,288
Gross loans	644,303	683,910	708,315	730,411	721,011
Allowance for loan losses	8,663	6,857	7,705	9,107	8,265
Assets	1,237,695	1,286,907	1,323,735	1,316,588	1,321,795
Deposits	954,516	1,006,106	1,018,206	1,004,348	926,789
Borrowings	96,723	89,379	130,313	166,908	235,471
Stockholders' equity	179,472	182,786	167,385	138,944	152,410
Common stockholders' equity (excluding preferred stock)	179,472	182,786	167,385	138,944	126,661

1897

The First National Bank took over the assets of the nine-year-old Wellsboro National Bank in 1897. The bank reorganized with William D. Van Horn succeeding Leonard Harrison as president.



Leonard Harrison



W.D. Van Horn



(7)

Five-year summary of operations
Income statement (in thousands)

	2013	2012	2011	2010	2009
Interest and fee income	$48,914	$56,632	$61,256	$62,114	$67,976
Interest expense	5,765	9,031	13,556	19,245	24,456
Net interest income	43,149	47,601	47,700	42,869	43,520
Provision (credit) for loan losses	2,047	288	(285)	1,191	680
Net interest income after provision (credit) for loan losses	41,102	47,313	47,985	41,678	42,840
Noninterest income excluding securities gains (losses)	16,451	16,383	13,897	13,809	12,711
Net impairment losses recognized in earnings from available-for-sale securities	(25)	(67)	0	(433)	(85,363)
Net realized gains on available-for-sale securities	1,743	2,749	2,216	1,262	1,523
Loss on prepayment of debt	1,023	2,333	0	0	0
Noninterest expense excluding loss on prepayment of debt	33,471	32,914	32,016	31,461	33,701
Income (loss) before income tax provision (credit)	24,777	31,131	32,082	24,855	(61,990)
Income tax provision (credit)	6,183	8,426	8,714	5,800	(22,655)
Net income (loss)	18,594	22,705	23,368	19,055	(39,335)
U.S. Treasury preferred dividends	0	0	0	1,474	1,428
Net income (loss) available to common shareholders	$18,594	$22,705	$23,368	$17,581	($40,763)

1929

The stock market crash of October, 1929 was followed by the most severe depression in American history. The discovery of natural gas in Tioga County helped to shield the area from the worst of the crisis. The influx of people into the county seeking gas leases and locations saw the area through the first years of the depression.





(8)

Five-year summary of operations
Average balance sheet (in thousands)

	2013	2012	2011	2010	2009
Total assets	$1,237,096	$1,305,163	$1,313,445	$1,326,145	$1,296,086
Earning assets	1,145,340	1,199,538	1,208,584	1,205,608	1,208,280
Gross loans	656,495	700,241	714,421	721,997	728,748
Deposits	964,031	1,008,469	1,001,125	965,615	886,703
Stockholders' equity	181,412	175,822	152,718	150,133	141,787

Key Ratios

Return on average assets	1.50%	1.74%	1.78%	1.44%	-3.03%
Return on average equity	10.25%	12.91%	15.30%	12.69%	-27.74%
Average equity to average assets	14.66%	13.47%	11.63%	11.32%	10.94%
Net interest margin (1)	4.05%	4.26%	4.22%	3.81%	3.84%
Efficiency (2)	53.27%	48.82%	49.37%	52.64%	57.00%
Cash dividends as a percentage of diluted earnings per share	66.67%	45.41%	30.21%	26.90%	NM
Tier 1 leverage	13.78%	12.53%	10.93%	9.20%	9.86%
Tier 1 risk-based capital	25.15%	22.86%	19.95%	15.87%	16.70%
Total risk-based capital	26.60%	24.01%	21.17%	17.17%	17.89%
Tangible common equity/tangible assets	13.66%	13.39%	11.84%	9.71%	8.72%
Nonperforming assets/total assets	1.53%	0.82%	0.73%	0.92%	0.76%
Nonperforming loans/total loans	2.80%	1.41%	1.19%	1.58%	1.27%
Allowance for loan losses/total loans	1.34%	1.00%	1.09%	1.25%	1.15%
Net charge-offs/average loans	0.04%	0.16%	0.16%	0.05%	0.04%

NM = Not a meaningful ratio

(1) Rates of return on tax exempt securities and loans are calculated on a fully-taxable equivalent basis.

(2) The efficiency ratio is calculated by dividing: (a) total noninterest expense excluding losses from prepayment of debt, by (b) the sum of net interest income (including income from tax-exempt securities and loans on a fully-taxable equivalent basis) and noninterest income excluding securities gains or losses.

1960

When Harry Webster retired as president, Elwyn S. Lewis succeeded him. Under Lewis' guidance the bank announced in August of 1960 that it would open its first branch office in Tioga. The branch opened in 1961. It was also under Lewis' guidance that the bank opened its Trust Division, the C&N Trust and Financial Management Group.



Elwyn S. Lewis



(9)

Quarterly financial data

The following table presents summarized financial data for 2013 and 2012 (unaudited, in thousands, except per share)

2013 quarter ended	March 31	June 30	Sept. 30	Dec. 31
Interest income	$12,647	$12,355	$12,027	$11,885
Interest expense	1,600	1,415	1,396	1,354
Net interest income	11,047	10,940	10,631	10,531
Provision for loan losses	183	66	239	1,559
Net interest income after provision for loan losses	10,864	10,874	10,392	8,972
Other income	3,843	4,191	4,293	4,124
Net gains on available-for-sale securities	1,159	100	193	266
Loss on prepayment of debt	1.023	0	0	0
Other expenses	8,553	8,520	8,610	7,788
Income before income tax provision	6,290	6,645	6,268	5,574
Income tax provision	1,584	1,671	1,579	1,349
Net income available to common shareholders	$ 4,706	$ 4,974	$ 4,689	$ 4,225
Net income per share - basic	$ 0.38	$ 0.40	$ 0.38	$ 0.34
Net income per share - diluted	$ 0.38	$ 0.40	$ 0.38	$ 0.34

2012 quarter ended	March 31	June 30	Sept. 30	Dec. 31
Interest income	$14,776	$14,529	$13,836	$13,491
Interest expense	2,502	2,401	2,228	1,900
Net interest income	12,274	12,128	11,608	11,591
(Credit) provision for loan losses	(182)	367	236	(133)
Net interest income after (credit) provision for loan losses	12,456	11,761	11,372	11,724
Other income	3,655	4,279	4,122	4,327
Net (losses) gains on available-for-sale securities	(2)	203	2,430	51
Loss on prepayment of debt	0	143	2,190	0
Other expenses	8,413	8,321	8,226	7,954
Income before income tax provision	7,696	7,779	7,508	8,148
Income tax provision	2,109	2,094	2,014	2,209
Net income available to common shareholders	$ 5,587	$ 5,685	$ 5,494	$ 5,939
Net income per share - basic	$ 0.46	$ 0.46	$ 0.45	$ 0.48
Net income per share - diluted	$ 0.46	$ 0.46	$ 0.45	$ 0.48

1964



C&N Knoxville Branch

In December of 1964, the bank purchased the assets of Farmers National Bank of Liberty, the Pattison National Bank of Elkland and the First National Bank of Knoxville. The First National Bank of Wellsborough changed its name to the Northern National Bank and Trust Company.



(10)

Trust and Financial Management Group Five-Year Comparison (in thousands)

	2013	2012	2011	2010	2009
Assets	$796,115	$707,912	$634,782	$608,843	$605,062
Revenue	4,087	3,847	3,472	3,475	3,262

The composition of Trust assets under management as of Dec. 31, 2013, 2012 and 2011 follow:

Accounts (in thousands)

	2013	2012	2011
Pension/profit sharing	$325,413	$282,680	$269,442
Investment management	196,544	184,650	162,183
Trusts	173,429	135,810	123,428
Custody	94,642	88,931	72,564
Estates	4,159	14,238	5,752
Guardianships	1,928	1,603	1,413
Total	**796,115**	**707,912**	**634,782**

Investments (in thousands)

	2013	2012	2011
Mutual funds	$426,816	$366,607	$330,906
Stocks	165,766	130,288	115,577
Bonds	101,107	104,295	105,471
Savings and Money Market funds	93,545	97,772	73,389
Miscellaneous	6,639	6,133	6,224
Real estate	1,814	2,255	2,177
Mortgages	428	562	1,038
Total	**$796,115**	**$707,912**	**$634,782**

1971

Northern National Bank and Trust Company of Wellsboro and Citizens National Bank of Towanda merge, forming Citizens & Northern Bank. The merger brought offices in Towanda, Wysox and Troy to C&N.



C&N Troy Office



(11)

2013 Board of Directors Citizens & Northern Corporation Citizens & Northern Bank Dennis F. Beardslee Owner, Terrace Lanes Bowling Center Jan E. Fisher Executive Vice President/COO Susquehanna Health System R. Bruce Haner Retired auto buyer for new car dealers Susan E. Hartley Attorney At Law Leo F. Lambert President/GM, Fitzpatrick & Lambert, Inc. Raymond R. Mattie President, M&S Conversion Co., Inc. Edward H. Owlett, III President and CEO, Putnam Company Leonard Simpson Attorney At Law and Sullivan County District Attorney James E. Towner Retired General Manager, The Scranton Times Ann M. Tyler CPA, Ann M. Tyler CPA Charles H. Updegraff, Jr. C&N Chairman, President and CEO 2013 Executive Team Dawn A. Besse EVP and Chief Credit Officer Shelley L. D’Haene EVP and Director of Alternate Delivery Channels Harold F. Hoose, III EVP and Director of Lending Mark A. Hughes EVP and Chief Financial Officer George M. Raup EVP and Chief Information Officer John M. Reber EVP and Director of Risk Management Thomas L. Rudy, Jr. EVP and Director of Branch Delivery Deborah E. Scott EVP and Trust Division Director Charles H. Updegraff, Jr. Chairman, President and CEO 1971 William K. Francis led the bank through a major expansion period, opening the Monroeton office in 1971 and the mergers of C&N and the First National Bank of Ralston in 1972, the Sullivan County National Bank in 1977, the Farmers National Bank of Athens in 1984 and the First National Bank of East Smithfield in 1990. William K. Francis (12)

2013 Advisory Boards We thank our Advisory Board members who give us valuable insight into the communities we serve. Athens/Sayre/East Smithfield Warren J. Croft, Max P. Gannon, Jr., David Rosenbloom, L. Joseph Tomasso, Jr., Thomas G. Furman. Canisteo/Hornell William Hatch, Brian Schu. Coudersport/Emporium/Port Allegany Edwin H. Corey, Madelyn Farber, Peter Fragale, Patrice D. Lavavasseur, Edwin M. Schott, Robert C. Smith, Edwin W. Tompkins, III. Dushore/Laporte Ronald A. Gutosky, William B. Saxe. Elkland/Knoxville/Tioga Mary C. Owlett, Mark R. Howe, John C. Kenyon, Brian Bicksler, L. Grant Gehman, William W. Roosa, Leisa L. LaVancher. Mansfield/Wellsboro Larry Mansfield, Donald R. Abplanalp, Robert F. Cox, Jr., Craig Eccher, Scott Lewis. Ralston/Liberty Lawrence J. Connolly, Stephen L. Davis, Ronald Roan, James H. Route, Jr., Ray E. Wheeland. Jersey Shore/Muncy/Old Lycoming/South Williamsport/Williamsport Thomas F. Charles, John Confer, Thomas D. Hess, Roger D. Jarrett, Daniel Mathers, Melanie McLane, Frank G. Pellegrino, David A. Schall, Louis “Terry” Waldman. Towanda/Monroeton/Wysox/Troy Gary Baker, James A. Bowen, Robert L. Fulmer, J. Robert Garrison, Gary Hennip, James E. Parks, Jeffrey A. Smith, Mark W. Smith, Walter E. Warburton, Jr., Evan S. Williams, Jr. 1996 Craig G. Litchfield assumed the presidency in 1996 and continued the expansion of the bank. Under Litchfield’s guidance the bank opened six additional branches, including five in a new market for C&N - Lycoming County. Offices opened during Litchfield’s tenure include Mansfield, Muncy, Williamsport, Jersey Shore, South Williamsport and Old Lycoming. Litchfield also directed the mergers of C&N with Canisteo Valley Corp. in 2005 and Citizens Craig G. Litchfield Bancorp, Inc. in 2007. (13)

2013 Retirements

We said goodbye to three C&N employees who retired in 2013. Together they had more than 80 years of service to Citizens & Northern.

Cheryl Bailey	Customer Transaction Specialist, Elkland	37 years
Rosalie Hall	Troy Community Office Manager	38 years
Robert Moon	Resource Recovery Retail Collection, Muncy	5 years

2013 Service Awards

Last year 20 Citizens & Northern employees were recognized for a total of 300 years of service to the financial institution. Employees were honored at luncheons hosted by Charles H. Updegraff, Jr., chairman, president and CEO.

40 Years

James Shelmire, Director of MIS Systems and Analyst Programs, Wellsboro

25 Years

Dianne Zimmerman, Loan Processor Uplinker, Wellsboro

20 Years

Cindy Black, Customer Service Representative, Ralston
Leslie Raymond, Community Office Manager, Wysox
Wendy Smith, Deposit Operations Manager, Wellsboro

15 Years

Peter Boergermann, MIS Technical Support Manager, Wellsboro
Georgia Cary, Customer Service Representative, Coudersport
Victoria Harrison, Community Office Manager, Canisteo
Deborah Scott, Director Trust Division, Wellsboro
Janet Watters, Customer Service Representative, Mansfield

10 Years

Donna Bowers, Customer Service Representative, Elkland
Todd Coolidge, Mortgage Loan Sales Officer, Wellsboro
Marla McIlvain, Trust Account Administrator, Wellsboro
Christopher Rell, Senior Appraiser, Jersey Shore
Sharlene Wagner, Customer Transaction Specialist, Troy
Tracy Watkins, Human Resource Director, Wellsboro
Michelle Webb, Customer Transaction Specialist, Knoxville
Amy Wherley, Community Office Manager, Knoxville
Nadine Wingrove, Commercial Document Preparation Specialist, Williamsport
Samantha Winters, Customer Transaction Specialist, Sayre

2005

The merger between Citizens & Northern Corp. and Canisteo Valley Corp is finalized, giving C&N a New York State presence via the two former First State Bank offices in Hornell and Canisteo.


53°
ATM
The C&N Hornell Office



(14)

Contact Information Client Contact Center 1-877-838-2517 Internet Banking 1-877-838-2517 Telephone Banking -- 1-877-622-5526 C&N Financial Services Wellsboro 1-866-ASK-CNFS Coudersport 814-274-1929 Trust and Financial Management Group Wellsboro 1-800-487-8784 Sayre 1-888-760-8192 Towanda 1-888-987-8784 Williamsport 1-866-732-7213 Canisteo 607-698-4295 Coudersport 814-274-1929 On the Web www.cnbankpa.com C&N Blog blog.cnbankpa.com Facebook www.facebook.com/citizensandnorthernbank Stockholder Inquiries A copy of the Corporation’s annual Report Form 10-K for the year ended December 31, 2013, as required to be filed with the Securities and Exchange Commission, will be furnished to any stockholder without charge upon written request to the Corporation’s treasurer at our principal office at P.O. Box 58, Wellsboro, PA 16901. The information is also available through the Citizens & Northern Bank website at www.cnbankpa.com and the website of the Securities and Exchange Commission at www.sec.gov. This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation. Investor Information The annual Meeting of Shareholders will be held at the Arcadia Theatre, 50 Main Street in Wellsboro, PA at 2:00 p.m. Thursday, April 17, 2014. General shareholder inquiries should be sent to Citizens & Northern Corporation, 90-92 Main Street, P.O. Box 58, Wellsboro, PA 16901. Our Stock Transfer Agent is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038. Telephone: 800-278-4353. Our independent auditors are ParenteBeard LLC, 400 Market Street, Williamsport, PA 17701. 2006 As C&N continued to grow and add products and services, the need for a new administration building became apparent. The building, located at 10 Nichols Street in Wellsboro, opened in 2006 and houses a number of non-front line departments and some of the executive officers. (15)

Our Presidents at a Glance William Bache John L. Robinson Jesse M. Robinson Leonard Harrison W.D. Van Horn 1864-1872 1872-1892 1893-1896 1896-1898 1898-1917 William O’Connor Judge Howard F. Marsh C.E. Bennett Harry E. Webster Elwyn S. Lewis 1917-1927 1927-1942 1942-1952 1952-1959 1959-1970 William K. Francis Craig G. Litchfield Charles H. Updegraff, Jr. 1971-1996 1996-2009 2010-present 2007 In 2007 C&N merged with Citizens Bancorp, Inc., which operated three Citizens Trust offices in Coudersport, Emporium and Port Allegany. Those offices were The C&N Coudersport Office later re-named Citizens & Northern. (16)

Our Offices

Athens	428 South Main Street
Canisteo	3 Main Street
Coudersport	10 North Main Street
Dushore	111 West Main Street
East Smithfield	563 Main Street
Elkland	104 West Main Street
Emporium	135 East Fourth Street
Hornell	6250 County Route 64
Jersey Shore	230 Railroad Street
Knoxville	102 East Main Street
Laporte	514 Main Street
Liberty	4534 Williamson Trail
Mansfield	1085 South Main Street
Monroeton	612 James Monroe Avenue
Muncy	3461 Route 405 Highway
Old Lycoming	1510 Dewey Avenue
Port Allegany	100 Maple Street
Ralston	24 Thompson Street
Sayre	1827 Elmira Street
South Williamsport	2 East Mountain Avenue
Tioga	41 North Main Street
Towanda	428 Main Street
Troy	64 Elmira Street
Wellsboro	90-92 Main Street
Williamsport	130 Court Street
Wysox	1467 Golden Mile Road

Toll-free: 1-877-838-2517

Our Client Contact Center is available to help you Monday-Thursday 8:00 a.m.-5:00 p.m.; Friday 8:00 a.m. - 6:00 p.m. and Saturday 8:30 a.m.-noon.

2010

When Craig G. Litchfield retired in January of 2010 following 38 years of service to C&N, he was succeeded by Charles H. Updegraff, Jr., former Citizens Trust Company Chairman, President and CEO. Updegraff led the bank through the worst recession since the Great Depression and has led the bank through four very profitable years.

celebrating our sesquicentennial INVESTED in our clients INVESTED in our local businesses INVESTED in our local communities yesterday, today and tomorrow. 150 years of service to our local communities. 150 years of dedication to our clients. 2013 annual highlights